October 15, 2018

Christopher Pizzi
SVP & Chief Financial Officer
Cross Country Healthcare Inc.
5201 Congress Avenue, Suite 100B
Boca Raton, Florida 33487

       Re: Cross Country Healthcare Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 2, 2018
           File No. 000-33169

Dear Mr. Pizzi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications